GE Drivetrain Technologies and A-Power Energy Generation Systems Ltd. Sign Supply and Joint Venture Partnership Agreements

Shenyang, China (March 5, 2009) – GE Drivetrain Technologies, a unit of GE Transportation, and A-Power Energy Generation Systems Ltd. (NASDAQ: APWR) announced today that the companies have signed agreements for GE Drivetrain Technologies to supply A-Power with 2.7 megawatt (MW) wind turbine gearboxes and to establish a Joint Venture partnership for a wind turbine gearbox manufacturing plant in China. The contracts follow the signing of letters of intent in January of this year.

The agreements support China’s initiative to increase wind energy output from one gigawatt in 2005 to 100 gigawatts by 2020 and are the basis for additional future investments by GE Drivetrain Technologies in its local supply chain and advanced wind turbine drive train products.

About GE Transportation

Established more than 100 years ago, GE Transportation, a unit of General Electric Company (NYSE: GE), is a global technology leader and supplier to the railroad, marine, drilling, mining and wind industries. GE provides freight and passenger locomotives, railway signaling and communications systems, information technology solutions, marine engines, motorized drive systems for mining trucks and drills, high-quality replacement parts and value added services. GE Transportation is headquartered in Erie, PA, and employs approximately 10,000 employees worldwide. For more information visit www.getransportation.com

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German Fuhrlander AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit www.apowerenergy.com

Safe Harbor

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: the expected benefits of supply and partnership agreements may not materialize to the extent expected or at all; we expect to rely increasingly on our proprietary products and systems and on technology developed by our licensors and partners, and if we or our licensors or partners become involved in an intellectual property dispute, we may be forced to spend considerable resources resolving such dispute; a decrease in the rate of growth of China's industry and economy may lead to a decrease in our revenues because industrial companies in China are our principal source of revenues; decreases in the price of oil and gas could reduce demand for our wind turbine systems, as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2007. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

GE Transportation Media Contact:

Chris Banocy

Tel: +1-814-875-2099 (office)
Tel: +1-814-431-9519 (cell)
chris.banocy@ge.com

A-Power Energy Generation Systems Media Contact:

John S. Lin
Chief Strategy Officer
john@apowerenergy.com

Valentine Ding / Dixon Chen
Tel:   +1-646-284-9412 (office)
vding@hfgcg.com
dchen@hfgcg.com

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